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SEC FILE NUMBER
8-66305

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Wealth Enhancement Brokerage Services, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___505 N Highway 169, Suite 900___
(No. and Street)

___Plymouth___   ___MN___   ___55441___
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Kenneth J Severud___   ___(763) 417-1442___   ___kseverud@wealthenhancement.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___BDO USA, LLP___
(Name – if individual, state last, first, and middle name)

___800 Nicollet Mall, Suite 600___ ___Minneapolis___ ___MN___ ___55402___
(Address)   (City)   (State)   (Zip Code)

___10/08/2003___   ___243___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Kenneth J Severud__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Wealth Enhancement Brokerage Services, LLC__ , as of __December 31__ , 2 __021__ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WILLIAM F POST
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/27

Signature: _____

Title: __Chief Manager__

W. William M

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2021



Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Broker-Dealer") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2013.

Minneapolis, Minnesota

February 28, 2022

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 2,793,705
Receivables from broker (LPL Financial)	2,285,349
Prepaid expenses	40,787
Total assets	$ 5,119,841

Liabilities and Member's Equity

Liabilities:

Accounts payable	$ 475
Other accrued expenses	126,000
Payable to Parent	1,703,929
Payable to Affiliate	916,591
Payable to broker	105,516
Total liabilities	2,852,511

Commitments and contingencies

Member's equity:

Additional paid-in capital	435,000
Retained earnings	1,832,330
Total member's equity	2,267,330
Total liabilities and member's equity	$ 5,119,841

Wealth Enhancement Brokerage Services, LLC
Notes to Financial Statement
December 31, 2021

1. **Nature of Business and Significant Accounting Policies**

   ### Nature of Business

   Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Consolidated, LLC ("WEG Consolidated"), with a non-controlling interest held by Onex ISO Limited Partnership. The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company does not receive customer funds or other securities. The Company has a brokerage services agreement with Linsco/Private Ledger Corp. (also known as LPL Financial) whereby LPL Financial is the Company's dedicated broker-dealer and the Company's advisors act as LPL Financial registered representatives.

   ### Basis of Preparation

   The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   ### Concentration of Major Customer Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables from its clearing broker, LPL Financial. The Company believes its broker is a high-quality institution and there is no significant credit risk with respect to these amounts.

   ### Cash Deposits in Excess of Federally Insured Limits

   The Company often maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Management believes the financial risk to be minimal. At December 31, 2021, the Company had deposits in excess of federally insured amounts totaling $2,543,705.

   ### Receivables from Broker

   The Company evaluates the collectability of its receivables based on a combination of factors using the current expected credit loss ("CECL") framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2021, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

4

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   **Novel Coronavirus "COVID-19"**

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak" or Pandemic) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Due to the Pandemic, the global stock markets have been volatile which have a direct impact on our business. The Company has also instituted some and may take additional precautionary measures to comply with government directives. As such,it is uncertain as to the full magnitude that the Pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.The Company continues its focus on cash management and liquidity. The Company is continuallyevaluating its response to implications from the COVID-19 outbreak and is focused on maintainingflexibility and acting nimbly to address impacts the COVID-19 outbreak may have on its businessprocesses, results of operations, and cash flows.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations, financial position, and liquidity for Fiscal year 2022.

3.   **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to regulatory net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the SEC's required level during the year ended December 31, 2021. At December 31, 2021, the Company's net capital of $906,363 was $716,195 in excess of its required net capital of $190,168. The Company's ratio of aggregate indebtedness to net capital was 3.15 to 1 at December 31, 2021.

The Company does not claim an exemption from Securities Exchange Act ("SEA") Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (1) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

4.   **Related-Party Transactions**

Parent

The Company and its Parent have a cost sharing agreement for certain shared expenses. Under the agreement, the Parent incurs services and costs and allocates to the Company its applicable share of these costs.

During 2021, the Parent allocated compensation expense and other cost of revenue fees to the Company. In addition, certain other expenses, including occupancy, employee compensation including commissions, promotional fees and other administrative costs, are paid by the Parent or its affiliates, and allocated to the Company. The allocations approximate the charges that would have been incurred had the Company purchased them directly. At December 31, 2021, $1,703,929 was payable by the Company to the Parent related to these expenses and is reflected as a payable to Parent on the accompanying statement of financial condition.

The Company is significantly reliant on the operating services provided by the Parent.

Affiliate

From time to time, the Company receives payments from LPL Financial or incurs direct expenses on behalf of an affiliated entity, Wealth Enhancement Advisory Services, LLC ("WEAS"), which is a registered investment advisor and wholly owned subsidiary of the Parent. Those transactions are recorded as payables and receivables and are settled periodically. At December 31, 2021, $916,591 was payable to WEAS and was reflected as a payable to Affiliate in the accompanying statement of financial condition.

5.   **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2022, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosures in the Company's financial statements.